

Mail Stop 3628

August 4, 2009

Via Facsimile (650.739.3900) and U.S. Mail

Steve Gillette, Esq.
Jones Day
1755 Embarcadero Road
Palo Alto, California 94303

RE: Support.com, Inc.
Schedule TO-I
Filed July 24, 2009
File No. 005-60733

Dear Mr. Gillette:

        We have limited our review of the filing to the issue addressed in our comment below. The purpose of our review process is to assist the Company in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review.

Exhibit (a)(1)(A) Offer to Exchange

Miscellaneous, page 41

1.   We note the disclosure in the first paragraph on page 41. If this language is intended to apply to holders of options located outside the United States, please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. as well as non-U.S. target holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. Please:

  • advise us as to how the Company is complying with the all-holders provision in Rule 13e-4(f)(8);

  • confirm that the offer is being made in reliance upon the March 2001 Exemptive Order, provide a brief analysis in support of the Company's eligibility to rely on such order and confirm that you are relying on the such order to exclude from participation in the Offer to Exchange some employees located outside the United States and explain in your response letter the compensatory reasons for the exclusion of such employees; or

- revise the disclosure here consistent with Rule 13e-4(f)(8).

* * *

In connection with responding to this comments, please provide, in writing, a statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of the filing or in response to our comments on the filing.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions